UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. (formerly Israel Chemicals Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. (formerly Israel Chemicals Ltd.) filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q1 2020 Results

ICL Group Ltd

Operating and Financial Review and Prospects

March 31, 2020

ICL REPORTS SOLID FIRST QUARTER 2020 RESULTS

Tel Aviv, Israel, May 12, 2020 – ICL (NYSE &TASE: ICL), a leading global specialty minerals and specialty chemicals company, today reported its financial results for the first quarter ended March 31, 2020.

Highlights for the First Quarter of 2020

-	Sales of $1.32 billion compared to $1.42 billion in the first quarter of 2019, a decrease of 7%, mainly due to declines in potash and phosphate commodity prices.

-	Operating income of $132 million despite low commodity prices, driven by strong performance of ICL's specialty businesses, compared to $227 million in the first quarter of 2019.

-	Net income of $60 million, a decrease of 57% compared to the corresponding quarter last year.

-	Adjusted EBITDA of $250 million, a decrease of 29% compared to the corresponding quarter last year.

-	Achieved record first quarter potash production at ICL Dead Sea following successful completion of the facilities upgrade in the prior quarter.

-	Operating cash flow of $166 million, compared to $173 million in the same quarter in the prior year.

-	Declared a quarterly dividend of about $30 million, or approximately 50% of $60 million net income recorded in the quarter.

The results for the first quarter of 2020 were impacted by a continued decline in potash and phosphate commodity prices and the continued delay in the signing of a potash supply contract in China, which has since been signed. The strong performance of ICL's specialty businesses partly offset the weaker commodity results. The emergence of the COVID-19 pandemic impacted operations but did not have a material impact on financial results.

ICL’s President & CEO, Raviv Zoller, stated “The resilience of ICL's diversified business portfolio is reflected in the financial performance achieved even in difficult market conditions. In the first quarter of 2020, when potash and phosphate commodity prices fell to what we believe are cyclically low levels, our results were supported by record operating income in our Industrial Products segment and by strong sales of specialty phosphates. Our continued emphasis on a value-based strategy resulted in continued strong cash generation. The COVID-19 pandemic has created a new, unprecedented challenge that will affect our results in the short term. We are taking appropriate measures to further enhance our operational efficiency to mitigate the impact of the pandemic on our business, including cross-segment cost efficiency initiatives. We believe ICL's strong financial position, diversified business and dominant position in key markets will also act as a buffer against expected market challenges and allow us to continue to pursue timely growth opportunities.”

1 ICL Group Limited Q1 2020 Results

Operating and Financial Review and Prospects

This Operating and Financial Review and Prospects is based on the Company’s unaudited interim condensed consolidated financial statements as at and for the three months ended March 31, 2020 (interim financial statements) prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, unless otherwise stated. The Operating and Financial Review and Prospects contains certain non‑IFRS financial measures and forward-looking statements which are described in the “Financial figures and Non‑GAAP Financial Measures” section and the “Forward-Looking Statements” section, respectively.

About ICL

ICL GROUP LTD., formerly known as Israel Chemicals Limited, is a global specialty minerals and chemicals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. ICL extracts raw materials from well-positioned mineral assets and utilizes technology and industrial know-how to add value for customers in key agricultural and industrial markets worldwide. ICL focuses on strengthening leadership positions in all of its core value chains. It also plans to strengthen and diversify its offerings of innovative agro solutions by leveraging ICL’s existing capabilities and agronomic know-how, as well as the Israeli technological ecosystem.

Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Innovative Ag Solutions.

ICL shares are dually listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The Company employs more than 11,000 people worldwide, and its sales in 2019 totaled approximately $5.3 billion. For more information, visit the Company's website at www.icl-group.com1.

Overview

In March 2020, the World Health Organization declared the coronavirus ("COVID-19") a pandemic and recommended containment and mitigation measures worldwide. The pandemic has introduced significant business and economic uncertainty and volatility to global markets. Accordingly, there has been a significant decline in global economic activity. This is due, in part, to preventative measures taken by various governmental organizations around the world, the majority of which are still ongoing.

Given these conditions, we took measures to ensure the health and safety of our employees, suppliers, business partners and the communities in which we operate, to maintain the level of operations throughout our various facilities around the world, and to minimize the potential impact on our business. As such, in all of our facilities, we have implemented policies and procedures to protect our employees and adopted all the necessary health and safety measures to allow for required social distancing. In addition, our office employees were encouraged to work remotely.

During the first quarter of 2020, most of our manufacturing facilities around the world continued to operate undisturbed and were deemed to be essential businesses by the relevant local government authorities. In China, our operations maintained production with no major disruptions. In Israel, our facilities continued operating at full production levels, with ICL Dead Sea reaching its best ever first quarter production rate, following the upgrade of facilities in the fourth quarter of 2019. In order to comply with the local authorities' guidelines and to ensure the well-being of our employees, by the end of March 2020, the Company's potash mining operations at its underground mines in Spain were temporarily halted for approximately three weeks but have since then been ramping back up, and currently is at about 60% of capacity. The Company's Polysulphate® mining activities in the UK were also partially reduced and are currently operating at about 70% of capacity. In addition, some of our external contractors declared a force majeure that led us to suspend a few of our projects, including the construction of the new ramp in Spain, the Salt Harvesting Project and the P-9 pumping station in the Dead Sea. The expected financial impact due to the delay of these projects is not material to the Company's business.

1 The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Form 6-K.

2 ICL Group Limited Q1 2020 Results

The emergence of the COVID-19 pandemic had a slight negative impact on operations during the quarter but did not have a notable impact on financial results, as most of our products are contributing to fulfill essential needs of the world's population. Nevertheless, it is anticipated that results for the second quarter of 2020 will be impacted. We believe that in the second quarter there will be a decline in demand for certain flame retardants products of the Industrial Products segment. The significant decline in oil prices, related to COVID-19, is also expected to result in decreased demand for clear brine fluids, which are used in oil and gas exploration. The expected impact on our other segments is estimated to be of less significance.

As a result of uncertainties for the Company's business caused by the COVID-19 pandemic, during the quarter, we have taken actions to enhance our financial flexibility. The Company believes it has a significant level of available liquidity, including cash and deposits and unused credit facilities. At the beginning of January 2020, the Company issued bonds (series G) in the amount of approximately $110 million, further enhancing its financial profile. As of the end of March 2020, the Company had $524 million in cash and deposits and $590 million in unused credit facilities. Given our financial strength, we expect to be able to maintain adequate liquidity as we manage through the current challenging world economic environment. We believe that our liquidity and capital resources are adequate to fund our operations and activities and we will not have an adverse effect on our ability to be in compliance with our debt covenants. We will continue to actively monitor the potential impacts of COVID-19, will continue to seek opportunities, and will take further actions as appropriate.

At this stage, we are responding to the current environment, continuing to adjust our business to the pandemic economy and taking appropriate measures to further enhance our operational efficiency to mitigate the impact of the pandemic on our business, including cross-segment cost efficiency initiatives. The Company is unable to accurately assess the impact of the COVID-19 pandemic on its operations, due to, among other factors, the heightened volatility in the markets, the uncertainty regarding the duration of the pandemic, the extent of its impact on the markets in which the Company operates, and additional countermeasures governments and central banks may take.

3 ICL Group Limited Q1 2020 Results

Financial Figures and Non-GAAP Financial Measures

1-3/2020		1-3/2019		1-12/2019
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Sales	1,319	-	1,415	-	5,271	-
Gross profit	400	30	501	35	1,817	34
Operating income	132	10	227	16	756	14
Adjusted operating income (1)	132	10	241	17	760	14
Net income - shareholders of the Company	60	5	139	10	475	9
Adjusted net income - shareholders of the Company (1)	60	5	150	11	479	9
Diluted earnings per share (in dollars)	0.05	-	0.11	-	0.37	-
Diluted adjusted earnings per share (in dollars) (2)	0.05	-	0.12	-	0.37	-
Adjusted EBITDA (2)	250	19	350	25	1,198	23
Cash flows from operating activities	166	-	173	-	992	-
Purchases of property, plant and equipment and intangible assets (3)	139	-	131	-	576	-

(1)	See “Adjustments to reported operating and net income (Non-GAAP)” below.

(2)	See “Adjusted EBITDA and Diluted Adjusted Earnings Per Share for the periods of activity" below.

(3)	See “Condensed consolidated statements of cash flows (unaudited)” to the accompanying financial statements.

We disclose in this Quarterly Report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (Non-GAAP)” below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (Non-GAAP)” below, excluding the total tax impact of such adjustments and adjustments attributable to the non-controlling interests. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. We calculate our adjusted EBITDA by adding back to the net income attributable to the Company’s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table under “Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity (non-GAAP)” below which were adjusted for in calculating the adjusted operating income and adjusted net income attributable to the Company’s shareholders.

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA may differ from those used by other companies. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non‑IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

4 ICL Group Limited Q1 2020 Results

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on its businesses. We have based the following discussion on our financial statements. You should read such discussion together with our financial statements.

Adjustments to reported operating and net income (Non-GAAP)

1-3/2020	1-3/2019	1-12/2019
$ millions	$ millions	$ millions

Operating income	132	227	756
(Reversal of) impairment losses on fixed assets (1)	-	-	(10)
Provision for legal proceedings (2)	-	14	7
Provision for prior periods waste removal and site closure costs (3)	-	-	7
Total adjustments to operating income	-	14	4
Adjusted operating income	132	241	760
Net income attributable to the shareholders of the Company	60	139	475
Total adjustments to operating income	-	14	4
Total tax impact of the above operating income & finance expenses adjustments	-	(3)	-
Total adjusted net income - shareholders of the Company	60	150	479

(1)	In 2019, due to an agreement for the sale of assets, a partial reversal of impairment loss related to assets in Germany which was incurred in 2015.

(2)
In 2019, an increase of the provision in connection with the finalization of the royalties' arbitration in Israel relating to prior periods, which was partly offset by a decrease in the provision relating to legal claims in Spain.

(3)
In 2019, an increase of the provision for the Sallent site closure costs as part of the restoration solution, together with an increase of the provision for the removal of prior periods waste in bromine production facilities in Israel.

5 ICL Group Limited Q1 2020 Results

Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity

Calculation of adjusted EBITDA was made as follows:

1-3/2020	1-3/2019	1-12/2019
$ millions	$ millions	$ millions

Net income attributable to the shareholders of the Company	60	139	475
Depreciation and Amortization	118	111	443
Financing expenses, net	52	35	129
Taxes on income	20	51	147
Adjustments*	-	14	4
Total adjusted EBITDA	250	350	1,198

*	See "Adjustments to reported operating and net income (Non-GAAP)" above.

Calculation of diluted adjusted earnings per share was made as follows:

1-3/2020	1-3/2019	1-12/2019
$ millions	$ millions	$ millions

Net income - shareholders of the Company	60	139	475
Adjustments*	-	14	4
Total tax impact of the above operating income & finance expenses adjustments	-	(3)	-
Adjusted net income - shareholders of the Company	60	150	479
Weighted-average number of diluted ordinary shares outstanding (in thousands)	1,280,168	1,282,689	1,282,056
Diluted adjusted earnings per share (in dollars)**	0.05	0.12	0.37

*	See "Adjustments to reported operating and net income (Non-GAAP)" above.

**
The diluted adjusted earnings per share is calculated as follows: dividing the adjusted net income‑shareholders of the Company by the weighted-average number of diluted ordinary shares outstanding (in thousands).

6 ICL Group Limited Q1 2020 Results

Consolidated Results Analysis

Results analysis for the period January – March 2020

Sales	Expenses	Operating income
$ millions
Q1 2019 figures	1,415	(1,188)	227
Total adjustments Q1 2019*	-	14	14
Adjusted Q1 2019 figures	1,415	(1,174)	241
Quantity	16	(11)	5
Price	(96)	-	(96)
Exchange rates	(16)	4	(12)
Raw materials	-	31	31
Energy	-	-	-
Transportation	-	3	3
Operating and other expenses	-	(40)	(40)
Adjusted Q1 2020 figures	1,319	(1,187)	132
Total adjustments Q1 2020*	-	-	-
Q1 2020 figures	1,319	(1,187)	132

*	See "Adjustments to reported operating and net income (Non-GAAP)".

-
Quantity – The positive impact on operating income was primarily related to an increase in the quantities sold of phosphate fertilizers, clear brine fluids, phosphorus-based flame retardants and acids. This was partially offset by a decrease in the quantities sold of phosphate rock and dairy proteins.

-
Price – The negative impact on operating income was primarily related to a $44 decrease in the average realized price per tonne of potash compared to the same quarter last year, the downward price adjustment with respect to certain potash quantities sold during 2019, in line with the recent supply contracts in China and a decrease in the selling prices of phosphate fertilizers and green phosphoric acid.

-
Exchange rates – The negative impact on operating income was primarily related to the appreciation of the average exchange rate of the shekel against the dollar, which increased operational costs. In addition, the devaluation of the average exchange rate of the euro against the dollar, decreased revenues by more than it contributed to operational cost-savings.

-	Raw materials – The positive impact of raw materials prices on operating income was primarily related to lower prices of sulphur consumed during the quarter.

-
Operating and other expenses - The negative impact on operating income was primarily related to capital gains recorded in the same quarter last year due to the sale and leaseback of office buildings in Israel, higher depreciation expenses and inventory write-offs, as well as higher operational costs in Spain and the UK due to reduced production as a result of COVID-19 pandemic disruption.

7 ICL Group Limited Q1 2020 Results

The following table sets forth sales by geographical regions based on the location of the customers:

1-3/2020		1-3/2019
$ millions	% of Sales	$ millions	% of Sales

Europe	560	42	576	41
Asia	308	23	368	26
North America	249	19	262	19
South America	112	8	117	8
Rest of the world	90	8	92	6
Total	1,319	100	1,415	100

-
Europe – The decrease primarily relates to a decrease in the selling prices of phosphate fertilizers, potash and green phosphoric acid, a decrease in the quantities of phosphate rock sold, together with the negative impact of the devaluation of the average exchange rate of the euro against the dollar. The decrease was partly offset by higher sales volumes of potash, green phosphoric acid, clear brine fluids and acids.

-
Asia – The decrease primarily relates to a decrease in the selling prices and quantities of potash sold, a decrease in the selling prices of phosphate fertilizers, together with a decrease in quantities sold of green phosphoric acid, dairy proteins and phosphate rock. The decrease was partly offset by an increase in the quantities of phosphate fertilizers sold.

-
North America – The decrease primarily relates to a decrease in the quantities sold of potash and magnesium, partly offset by an increase in the quantities sold of phosphorus-based flame retardants and clear brine fluids.

-
South America – The decrease primarily relates to a decrease in the selling prices of potash and a decrease in the quantities of phosphate fertilizers sold. The decrease was partly offset by an increase in the quantities of potash sold.

-	Rest of the world – The decrease primarily relates to a decrease in the quantities of dairy proteins sold.

8 ICL Group Limited Q1 2020 Results

Financing expenses, net

Net financing expenses in the first quarter of 2020 amounted to $52 million, compared to $35 million in the same quarter last year, an increase of $17 million.

The increase relates mainly to losses from hedging transactions in the amount of $46 million, affected by the volatile business environment during the quarter, which includes a sharp decrease in energy and dry bulk shipping prices, a decrease in the USD interest rate curve and exchange rate fluctuations.

On the other hand, expenses related to long-term employee benefits provisions and long-term lease revaluation according to IFRS16 decreased by $25 million, mainly due to the shekel depreciation against the dollar at the end of the quarter. In addition, interest expenses decreased by $5 million due to a decrease in the average debt balance and the average interest rate.

Tax expenses

Tax expenses in the first quarter of 2020 and in the first quarter of 2019 amounted to $20 million and $51 million, reflecting an effective tax rate of about 25% and 27%, respectively. The Company's tax rate in the first quarter of 2020 was positively affected by the devaluation of the shekel against the dollar in the first quarter, while the tax rate in the corresponding quarter last year was negatively affected by the appreciation of the shekel against the dollar.

9 ICL Group Limited Q1 2020 Results

Segment Information

Industrial Products

The Industrial Products segment produces bromine out of a highly concentrated solution in the Dead Sea, as well as bromine‑based compounds at its facilities in Israel, the Netherlands and China. In addition, the segment produces salts, magnesium chloride, magnesia-based products, phosphorus-based flame retardants and functional fluids.

Segment sales in the first quarter of 2020 increased year-over-year by 4%, driven by strong sales in most product lines, including record sales of clear brine fluids. Operating income reached a quarterly record of $103 million, with an operating margin of 28%. Despite the year over year decrease in bromine prices in China, the segment's strategic shift to long-term contracts, its diverse portfolio and an increase in the selling prices of specialty minerals to the food and pharma markets led to a $3 million contribution from prices, adding to the $10 million contribution from sales volumes compared to the corresponding quarter last year.

Significant highlights and business environment

•
During the first quarter of 2020, market prices of elemental bromine in China remained flat sequentially and were lower compared to the corresponding quarter last year, during which prices were significantly high.

•	Sales of elemental bromine remained at the same level of the first quarter of 2019.

•
Global demand for bromine-based flame retardants remained stable during the first quarter of 2020 and ICL’s sales of bromine-based flame retardants remained at the same level as the corresponding quarter last year.

•
Clear brine fluids sales increased in the first quarter of 2020 compared to the corresponding quarter last year, driven by higher activity in the Gulf of Mexico, the North Sea and Guyana.
The recent drop in oil prices, in part due to the COVID-19 pandemic, is expected to reduce drilling operations, which, in turn, could negatively impact demand for clear brine fluids.

•
Phosphorus-based flame retardants sales were higher compared to the corresponding quarter last year, partially due to a decrease in supply from China, following shutdown of chemical plants as a result of the COVID-19 pandemic.

•	Higher sales prices and volumes resulted in an increase of specialty minerals sales compared to the corresponding quarter, mainly due to strong demand in the food and pharma markets.

•
Due to the ongoing impact of the COVID-19 pandemic, sales in the second quarter of 2020 are expected to decrease, mainly due to substantially lower expected demand for clear brine fluids (due to the decrease in oil prices) and certain flame retardants to the automotive, building and construction industries, as well as uncertainty regarding demand for consumer products.

10 ICL Group Limited Q1 2020 Results

Industrial Products Segment information as at March 31, 2020 (Unaudited)

Results of operations

1-3/2020	1-3/2019	1-12/2019
$ millions	$ millions	$ millions

Total Sales	364	350	1,318
Sales to external customers	361	347	1,307
Sales to internal customers	3	3	11
Segment profit	103	97	338
Depreciation and Amortization	17	16	67
Capital expenditures*	21	19	74

* For information regarding the effect of IFRS 16 implementation on 2019 capital expenditures, see “Note 3 – Operating segments” of the accompanying financial statements.

Results analysis for the period January - March 2020

Sales	Expenses	Operating income
$ millions

Q1 2019 figures	350	(253)	97
Quantity	14	(4)	10
Price	3	-	3
Exchange rates	(3)	-	(3)
Raw materials	-	(2)	(2)
Energy	-	1	1
Transportation	-	(1)	(1)
Operating and other expenses	-	(2)	(2)
Q1 2020 figures	364	(261)	103

-
Quantity – The positive impact on the segment’s operating income was primarily related to an increase in the quantities sold of phosphorus-based flame retardants and bromine-based industrial solutions (mainly clear brine fluids).

-	Price – The positive impact on the segment’s operating income was primarily related to an increase in the selling prices of specialty minerals.

-
Exchange rates – The unfavorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the shekel against the dollar, which increased operational costs. Additionally, the devaluation of the average exchange rate of the euro against the dollar decreased the segment's revenue more than it contributed to operational cost-saving.

11 ICL Group Limited  Q1 2020 Results

Potash Segment information as at March 31, 2020 (Unaudited)

Potash

The Potash segment produces and sells mainly potash, using an evaporation process to extract potash from the Dead Sea in Israel and conventional mining from an underground mine in Spain. The segment also produces and sells Polysulphate® from its Boulby mine in the UK as well as salt and magnesium produced in the Dead Sea in Israel.

The Potash segment's sales decreased by 18% and operating income decreased by 82% in the first quarter of 2020 compared to the same period in the prior year. Business performance was negatively impacted mainly by a $44 decrease in the average potash realized price per tonne, as well as the downward price adjustment of $12 million with respect to certain quantities of potash sold during 2019, subject to an open price condition, in line with the recent potash supply contracts in China and higher operational costs, mostly due to production challenges related to the COVID-19 pandemic. The increased production in Israel was offset by lower production at ICL Iberia, mainly due to the COVID-19 pandemic operations disruption. Potash sales quantities were 18 thousand tonnes lower than in the same quarter last year, primarily due to a decrease in potash sales to China and US, partly offset by increased sales to Europe, Brazil and India. In addition, some projects, including the Ramp (access tunnel) project in Spain, were temporarily halted following a force majeure notice issued by external contractors due to the COVID-19 pandemic.

Significant highlights and business environment

•
Despite operational and logistical constraints related to the ongoing spread of the COVID-19 pandemic, that impacted most global sectors, the segment's operations were not disrupted during most of the quarter. Furthermore, most governmental organizations deemed the agriculture market to be a provider of essential services. Towards the end of the quarter, the segment experienced a temporary suspension of operations in Spain, so as to maintain the health and safety of our employees, as well as delays in some projects due to reasons related to our external contractors. At this stage, we estimate that the impact of COVID-19 on the segment's business performance in the second quarter will be between $10 to $20 million, until all of our production facilities in Spain and the UK will fully ramp up.

•
The Grain Price Index was stable in the first quarter of 2020, as corn and soybean prices decreased, while wheat and rice prices increased. Corn prices decreased due to higher than expected planting area, as well as due to the COVID-19 related sharp decrease in oil prices, which reduced the demand for Ethanol. Prices of soybean decreased due to high production and large expected export volume from Brazil in light of the Brazilian Real devaluation against the US dollar. Wheat prices increased as a result of increased consumption due to the drought in Australia. Rice price increased due to stocking in India in light of the drought in Thailand. In the USDA's WASDE (World Agricultural Supply and Demand Estimates) report published in April 2020, the estimated grains stock-to-use ratio for the 2019/2020 agricultural year decreased to 30.39%, compared to 31.44% for 2017/2018, but increased slightly compared to 30.35 % for 2018/2019.

•
Potash spot prices continued to decrease during the first quarter of 2020 across global markets, due to high availability and due to the delay in the signing of new contracts in China and India. In late April 2020, a potash supply contract with Chinese customers was signed, at $220/tonne, a $70/tonne decline compared to the previous contract signed in September 2018. During May 2020, ICL signed contracts with its customers in China, to supply 910 thousand tonnes of potash (with additional 490 thousand tonnes optional quantities) by the end of 2020, at a price of $70/tonne below the previous contracts. In accordance, in the first quarter of 2020, we updated the price related to certain of our 2019 potash sales subject to an open price condition, resulting in a $12 million downward adjustment.

•
According to CRU (Fertilizer Week Historical Prices, April 2020), the average price of granular potash imported to Brazil was $245 per tonne (CFR spot) in the first quarter of 2020, a decrease of 16.5% sequentially and 30.3% year-over-year. According to Brazil's customs data, potash imports to Brazil reached about 1.6 million tonnes in the first quarter of 2020, a decrease of approximately 16% compared to the same quarter last year.

•
According to CRU (Fertilizer Week Historical Prices, April 2020) the average price of standard potash imported to Southeast Asia was $258 per tonne (CFR spot) in the first quarter of 2020, a decrease of 7% sequentially and 14.6% year-over-year.

12 ICL Group Limited Q1 2020 Results

Potash Segment information as at March 31, 2020 (Unaudited)

•
According to CRU (Fertilizer Week Historical Prices, April 2020) the average price of granular potash imported to Northwest Europe was €255 per tonne (CIF spot/contract) in the first quarter of 2020, a decrease of 6.5% sequentially and 13.5% year-over-year.

•	According to Chinese customs data, potash imports to China in the first quarter of 2020 amounted to 2.07 million tonnes, a decrease of about 30% over the same quarter last year.

•	According to the FAI (Fertilizer Association of India), potash imports to India amounted to 0.7 million tonnes in the first quarter of 2020, a decrease of 36% compared to the same quarter last year.

•	Market conditions led several major manufacturers, including Nutrien (Canada) and Mosaic (USA), to continue idling some of their production sites.

Israel

•	Following the upgrade of ICL's Dead Sea facilities in the fourth quarter of 2019, ICL Dead Sea reached its best ever first quarter production.

•
Further to details provided in our 2019 Annual Report on Form 20-F regarding the Salt Harvesting Project, during the first quarter of 2020, all the necessary infrastructure was completed. Due to the COVID-19 pandemic, towards the end of the quarter the contracting company (Holland Shallow Seas Dredging ltd.) issued a force majeure notice, which led to a delay in the harvester (dredger) operation. The Company expects to start the operation in the second half of the year.

•
Further to details provided in our 2019 Annual Report on Form 20‑F regarding the P-9 pumping station, towards the end of the quarter, due to the Covid-19 pandemic, the pumps supplier issued notice regarding force majeure resulting in expected few months delay of the pumping station's completion. The P-9 pumping station is expected to start commissioning towards the end of 2020 and commence its operation during the first half of 2021. Nevertheless, the Company expects no impact on its operation due to current sea water level enabling our current pumping station (P-88) to operate until the beginning of 2022.

Spain

•
Due to the COVID-19 pandemic and out of concern for the health and well-being of the employees, starting on the last week of March, the production operations of ICL Iberia were temporarily halted. The Company renewed its operations at about 60% production capacity and plans to continue to gradually increase production while maintaining the health and safety of our employees.

•
Due to the COVID-19 pandemic, towards the end of the first quarter, construction of the new ramp in Spain was halted due to a force majeure notice issued by the external contractor. As a result, site consolidation completion is rescheduled to the beginning of 2021.

•
Further to details provided in our 2019 Annual Report on Form 20-F, the new designated facility in the Barcelona port started operations during the quarter and the first vessel was loaded in February 2020.

13 ICL Group Limited Q1 2020 Results

Potash Segment information as at March 31, 2020 (Unaudited)

UK

•
Production of Polysulphate® increased by 34% to 177 thousand tonnes and sales increased by 3% to 136 thousand tonnes compared to the first quarter of 2019. Due to the COVID-19 pandemic and out of concern for the health and the wellbeing of ICL's employees, logistical and operational restrictions were implemented in ICL Boulby in the UK, starting in the last week of March, lowering production to about 70% of capacity.

Magnesium

•
The global magnesium market was negatively impacted by the COVID-19 pandemic, mostly affecting the automotive and the titanium industries. The major impact of the pandemic is the high magnesium inventories held by most large US and EU customers since the end of 2019, significant reductions in sales and curtailed operations of global producers. In China, as a result of the COVID-19 pandemic, towards the end of February 2020, the magnesium price reached $1,900 per tonne FOB. The price remained stable from mid-March.

Results of operations

1-3/2020	1-3/2019	1-12/2019
$ millions	$ millions	$ millions

Total sales	314	384	1,494
Potash sales to external customers	226	275	1,081
Potash sales to internal customers	23	23	100
Other and eliminations*	65	86	313
Gross profit	96	166	643
Segment profit	14	79	289
Depreciation and Amortization	39	39	149
Capital expenditures**	61	159	478
Average realized price (in $)***	250	294	286

*	Primarily includes salt produced in underground mines in the UK and Spain, Polysulphate® and Polysulphate®-based products, magnesium-based products and sales of electricity produced in Israel.
**	For information regarding the effect of IFRS 16 implementation on 2019 capital expenditures, see “Note 3 – Operating segments” of the accompanying Financial Statements.
***
Potash average realized price (dollar per tonne) is calculated by dividing total potash revenue by total sales quantities. The difference between FOB price and average realized price is primarily marine transportation costs.

14 ICL Group Limited  Q1 2020 Results

Potash Segment information as at March 31, 2020 (Unaudited)

Potash – Production and Sales

Thousands of tonnes	1-3/2020	1-3/2019	1-12/2019

Production	1,145	1,148	4,159
Total sales (including internal sales)	996	1,014	4,130
Closing inventory	563	519	414

1-3/2020

−
Production – In the first quarter of 2020, potash production was at the same level of the corresponding quarter last year. The increased production in Israel, was offset by lower production at ICL Iberia, mainly due to the COVID-19 pandemic operations disruption.

−
Sales – The quantity of potash sold in the first quarter of 2020 was 18 thousand tonnes lower than in the same quarter last year, primarily due to a decrease in potash sales to China and US, partly offset by increased sales to Europe, Brazil and India.

Results analysis for the period January – March 2020

Sales	Expenses	Operating income
$ millions
Q1 2019 figures	384	(305)	79
Quantity	(17)	15	(2)
Price	(51)	-	(51)
Exchange rates	(2)	(2)	(4)
Energy	-	1	1
Transportation	-	3	3
Operating and other expenses	-	(12)	(12)
Q1 2020 figures	314	(300)	14

-
Quantity – The minor negative impact on the segment's operating income was primarily related to a decrease in potash sales volumes to China and US, partly offset by increased sales volumes to Europe, Brazil and India.

-
Price – The negative impact on the segment’s operating income was primarily related to a decrease of $44 in the average realized price per tonne of potash compared to the same quarter last year, as well as the downward price adjustment with respect to certain quantities of potash sold during 2019, in line with the recent potash supply contracts in China.

-
Exchange rates – The unfavorable impact of exchange rates on the segment’s operating income was mainly related to the appreciation of the average exchange rate of the shekel against the dollar, which increased operational costs. Additionally, the devaluation of the average exchange rate of the euro against the dollar decreased the segment's revenue more than it contributed to the operational costs.

-
Operating and other expenses – The negative impact on the segment's operating income derives primarily from higher labor and depreciation expenses, as well as higher operating costs in Spain and the UK due to reduced production as a result of COVID-19 pandemic disruption.

15 ICL Group Limited  Q1 2020 Results

Phosphate Solutions Segment information as at March 31, 2020 (Unaudited)

Phosphate Solutions

The Phosphate Solutions segment operates ICL's phosphate value chain, using phosphate rock and fertilizer-grade phosphoric acid to produce phosphate-based specialty products with higher added value, as well as to produce and sell phosphate-based fertilizers.

The segment's sales and operating income decreased by 7% and 74%, respectively, year-over-year, mainly due to a sharp decrease in phosphate commodity market prices, that was partially offset by lower raw materials prices. Operating income was also negatively impacted by higher depreciation expenses and by the unfavorable impact of exchange rates due to the appreciation of the Israeli shekel against the dollar and the devaluation of the euro and the Chinese yuan against the dollar. The resilience of the segment was driven by strong phosphates specialties performance and continuous positive operating profit from the YPH JV in China despite market headwinds and challenges faced during the quarter related to the COVID-19 pandemic.

Sales of phosphate specialties and dairy proteins amounted to $279 million, approximately 2% lower than the first quarter of 2019. The overall decrease in specialty products sales was driven by lower demand for dairy proteins, as well as the devaluation of the euro against the US dollar.

Sales of phosphate commodities amounted to $223 million, approximately 12% lower than the first quarter of 2019, mostly due to a decline of over 25% in market sales prices of phosphate fertilizers, which more than offset the increase in sales volumes of phosphate fertilizers.

Significant highlights and business environment

•
Despite the logistical and operational restrictions that were imposed in certain countries due to the ongoing spread of the COVID-19 pandemic, global phosphate specialties and commodities markets were not significantly disrupted during the quarter. Furthermore, these markets were deemed to be essential in most regions. Despite the pandemic spreading in China, our YPH JV operated throughout the quarter with no major disruptions. The robust and diversified customer portfolio and wide geographic reach of ICL's phosphate specialties business, as well as strong global demand for food products, prevented a material impact on business performance in the first quarter of 2020. At this stage, we do not expect significant impact on the segment's results in the second quarter, though the full effect of the pandemic on the global economy and our business is uncertain and it may be difficult to assess or predict.

•
Revenues of phosphate salts increased moderately compared to the corresponding quarter last year, mainly driven by higher prices of food-grade phosphates in the Americas. Industrial salts' volumes increased in Europe and in China at stable prices.

•
Phosphoric acid revenues increased compared to the first quarter last year. Revenues in Europe were higher than in the first quarter last year due to increased volumes. Revenues in South America increased driven by higher sales volumes throughout the continent, primarily to large strategic customers. The competitive business environment in Europe and in North and South America resulted in lower market prices. The acid market in China, was impacted by the COVID-19 pandemic, which resulted in tight supply due to manufacturing and logistics restrictions. The pandemic led to lower demand and lower product availability but also to higher market prices.

•
The new WPA food-grade plant in China is ramping up and still in testing mode. The plant is expected to add 70 thousand tonnes of food-grade acid production capacity once fully ramped up, and is scheduled to begin producing commercial food-grade acid towards the second half of 2020.

16 ICL Group Limited Q1 2020 Results

Phosphate Solutions Segment information as at March 31, 2020 (Unaudited)

•
Dairy protein revenues were weaker compared to the first quarter last year, driven by decreased customer demand due to the softening of the infant formula market in China. ICL continues to focus on expanding its global leadership position in the organic cow and goat ingredients market for high end applications.

•
As part of the Company's strategy to divest low synergy businesses and non-core business activities, in April 2020, the Company entered into an agreement with Solina Corporate SAS to sell Hagesüd Interspice Gewürzwerke GmbH's, including related real-estate assets. The closing date of the transaction is expected to occur during the second quarter of 2020. As at March 31, 2020, the net book value of the assets is about $36 million. No material impact on the Company's financial statements is expected from the said transaction.

•
According to CRU (Fertilizer Week Historical Prices, April 2020), the average price of DAP in the first quarter of 2020 (CFR India Spot) amounted to $302/tonne, a decrease of 5% compared to the fourth quarter of 2019 and 25% compared to the first quarter of 2019. In the first quarter of 2020, the average price of TSP (CFR Brazil Spot) amounted to $252/tonne, a decrease of 6% compared to the fourth quarter of 2019 and 28% compared to first quarter of 2019. In the first quarter of 2020 the average price of SSP (CPT Brazil inland 18-20% P2O5 Spot) amounted to $185/tonne, a decrease of 10% compared to the fourth quarter of 2019 and 23% compared to the first quarter of 2019.

•
The average price of sulphur in the first quarter of 2020 (bulk FOB Adnoc monthly contract) amounted to $44/tonne, a decrease of 5% compared to the fourth quarter of 2019 and 62% compared to the first quarter of 2019.

•
For information regarding the challenges faced by ICL Rotem phosphate mining and production operations in Israel, see Note 6 to the Company's condensed consolidated interim financial statements as at March 31, 2020.

17 ICL Group Limited  Q1 2020 Results

Phosphate Solutions Segment information as at March 31, 2020 (Unaudited)

Results of operations

1-3/2020	1-3/2019	1-12/2019
$ millions	$ millions	$ millions

Total Sales	502	537	1,980
Sales to external customers	483	514	1,901
Sales to internal customers	19	23	79
Segment profit	9	35	100
Depreciation and Amortization	49	43	177
Capital expenditures*	61	143	326

* For information regarding the effect of IFRS 16 implementation on 2019 capital expenditures see “Note 3 – Operating segments” of the accompanying financial statements.

Results analysis for the period January - March 2020

Sales	Expenses	Operating income
$ millions
Q1 2019 figures	537	(502)	35
Quantity	17	(13)	4
Price	(43)	-	(43)
Exchange rates	(9)	6	(3)
Raw materials	-	26	26
Energy	-	(2)	(2)
Transportation	-	-	-
Operating and other expenses	-	(8)	(8)
Q1 2020 figures	502	(493)	9

-
Quantity – The positive impact on the segment's operating income was primarily related to an increase in sales volumes of phosphate fertilizers and acids, which was partly offset by a decrease in the quantities sold of phosphate rock and dairy proteins.

-	Price – The negative impact on the segment's operating income was primarily related to a decrease in the selling prices of phosphate fertilizers and green phosphoric acid.

-
Exchange rates – The unfavorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the shekel against the dollar, which increased operational costs. Additionally, the devaluation of the average exchange rate of the euro and the Chinese yuan against the dollar decreased the segment's revenue more than it contributed to operational cost-saving. The above trend was partly offset by the devaluation of the average exchange rate of the Brazilian real, which contributed to operational cost-saving.

-	Raw materials – The positive impact of raw material prices on the segment’s operating income was primarily related to lower prices of sulphur consumed during the quarter.

-	Operating and other expenses - The negative impact on the segment's operating income was primarily due to higher depreciation expenses.

18 ICL Group Limited  Q1 2020 Results

Innovative Ag Solutions Segment information as at March 31, 2020 (Unaudited)

Innovative Ag Solutions

The Innovative Ag Solutions (IAS) segment develops, manufactures, markets and sells specialty fertilizers based primarily on nitrogen, potash and phosphate. The segment produces water soluble specialty fertilizers, liquid fertilizers, soluble fertilizers and controlled‑release fertilizers in its plants in Israel, Europe and the United States. The segment markets its products worldwide, mainly in Europe, Asia, North America, Brazil and Israel.

The IAS segment's sales decreased by 3% year-over-year, driven by lower sales volumes due to unfavorable weather conditions, decreases in demand in the turf and ornamental markets due to the COVID-19 pandemic, lower sales of third-party products and unfavorable dollar-euro exchange rates. However, operating income increased by 8% to $14 million year-over-year, due to lower cost of raw materials and internal cost efficiency initiatives.

Significant highlights and business environment

•	Sales of specialty fertilizers in the first quarter of 2020 were lower than in the corresponding quarter last year, mainly due to unfavorable exchange rates and delay in season start.

•	Lower costs of raw materials and the successful implementation of efficiency and cost reduction initiatives contributed to the increase in operating margin compared to the first quarter of 2019.

•
Sales to the specialty agriculture market were lower compared to the corresponding quarter due to unfavorable dollar-euro exchange rates and adverse weather conditions, mainly in Spain. This was partly offset by higher sales volumes of straight fertilizers, mainly MKP and peKacid, together with higher sales to emerging markets, including China (high demand since mid‑March) and Turkey. Sales in Israel were stable compared to the corresponding quarter.

•
Sales to the Turf & Ornamental (T&O) market were lower compared to the corresponding quarter last year, mainly due to impacts of the COVID-19 pandemic quartering March. Sports grounds and garden centers all over Europe are closed, and we expect, at this stage and given the current environment, that it will continue to impact the T&O market in the near term.

•
As part of ICL's goal to further enhance its digital capabilities and accelerate its global development roadmap, in February 2020, the Company acquired Growers Holdings, Inc., an innovator in the field of process and data-driven farming for a total consideration of $27 million. Growers has developed a platform that processes and analyzes data that is collected manually or through machine-generated farm data into focused plans that enhance decision-making capabilities for farmers, agronomists and other agro-professionals.

19 ICL Group Limited  Q1 2020 Results

Innovative Ag Solutions Segment information as at March 31, 2020 (Unaudited)

Results of operations

1-3/2020	1-3/2019	1-12/2019
$ millions	$ millions	$ millions

Total Sales	199	205	717
Sales to external customers	196	199	699
Sales to internal customers	3	6	18
Segment profit	14	13	21
Depreciation and Amortization	5	5	21
Capital expenditures*	3	11	30

* For information regarding the effect of IFRS 16 implementation on 2019 capital expenditures, see “Note 3 – Operating segments” of the accompanying financial statements.

Results analysis for the period January – March 2020

Sales	Expenses	Operating income
$ millions
Q1 2019 figures	205	(192)	13
Quantity	(3)	1	(2)
Price	(1)	-	(1)
Exchange rates	(2)	2	-
Raw materials	-	3	3
Energy	-	-	-
Transportation	-	-	-
Operating and other expenses	-	1	1
Q1 2020 figures	199	(185)	14

-	Quantity – The negative impact on the segment's operating income was primarily related to a decrease in sales volumes of turf & ornamental products.

-	Price – The minor negative impact on the segment's operating income was primarily related to a decrease in the selling prices of specialty agriculture products.

-
Exchange rates – the devaluation in the average exchange rate of the euro against the dollar and the appreciation in the average exchange rate of the shekel against the dollar offset each other and had no impact on the segment's operating income.

-	Raw materials - The positive impact on the segment's operating income was primarily related to a decrease in the costs of NPK fertilizers.

20 ICL Group Limited  Q1 2020 Results

Liquidity and Capital Resources

Source and uses of cash

Net cash provided by operating activities:

In the first quarter of 2020, cash flow provided by operating activities decreased by $7 million compared to the corresponding quarter last year. This decrease derives mainly from the strong results in the corresponding quarter last year compared with the current quarter, along with lower collection due to relatively low sales level during the fourth quarter of 2019 and lower cash received from derivative transactions in the current quarter. This decrease was partly offset by lower tax payments.

Net cash used in investing activities:

In the first quarter of 2020, net cash flows used in investing activities increased by $71 million compared to the corresponding quarter last year. This increase derives mainly from an acquisition of Growers Inc. in the amount of $27 million in the current quarter and due to cash proceeds from the sale of property, plant and equipment, in the amount of $35 million, in the corresponding quarter last year.

Net cash provided by financing activities:

Net cash provided by financing activities in the first quarter of 2020 amounted to $330 million, compared with $109 million used in financing activities in the corresponding quarter last year. This increase derives mainly from issuance of long-term debt and drawing of funds from our long‑term credit facilities in the amount of $282 million and from a decrease in repayments of long-term debt in the amount of $127 million compared with the corresponding quarter last year.

Outstanding Net Debt

As at March 31, 2020, ICL’s net financial liabilities amounted to $2,435 million, an increase of $25 million compared to December 31, 2019.

The total amount of the securitization facility framework is $350 million. As at March 31, 2020, ICL had utilized approximately $281 million of the facility’s framework. In addition, ICL has long‑term credit facilities of $1,100 million, of which $510 million were utilized as at March 31, 2020.

As at March 31, 2020, the Company retained high levels of cash and cash equivalents in the amount of $434 million compared to $95 million on December 31, 2019. The increase of $339 million reflects the Company's intention to increase liquidity due to the COVID-19 pandemic situation.

On January 2, 2020 the Company completed the issuance of series G unsecured debentures in Israel, in the amount of NIS380 million (approximately $110 million). The principal of series G debentures shall be payable in thirteen consecutive but unequal annual payments, to be paid on December 30 of each of the years 2022 through 2034. The series G debentures carry an annual coupon of 2.4% paid in semiannual installments on June 30 and December 30 of each year, commencing June 30, 2020. The series G debentures have been rated "ilAA" by Standard & Poor's Maalot rating agency. The interest rate on the series G debentures will increase by 0.25% above the base interest rate for any rating level decrease starting at a rating of "ilA" and reaching a maximum cumulative interest rate increase of 1% upon reaching a rating of "ilBBB".

As at the date of this report, the Company is in compliance with the financial covenants stipulated in its financing agreements.

21 ICL Group Limited Q1 2020 Results

Critical Accounting Estimates

In the three-month period ended March 31, 2020 there were no material changes in the critical accounting estimates previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2019.

Board of Directors and Senior Management Updates

On April 23, 2020, the General Meeting of Shareholders approved the following:

(1)
Election of Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Ovadia Eli, Reem Aminoach, Lior Reitblatt and Tzipi Ozer Armon to serve as directors, effective as of the date of the Meeting, until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal;

(2)	Reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company’s independent auditor until the next annual general meeting of shareholders of the Company;

(3)
Approval of an amendment to the Company’s Memorandum of Association and Articles of Association, to facilitate a change in the Company's formal name to "ICL" or to a similar name. Following the required approvals, on May 4, 2020, the Company changed its name to ICL GROUP LTD; and

(4)
Approval of the award of equity-based compensation, consisting of restricted shares, to each director (who is not an officer or director of Israel Corporation Ltd.) serving in such capacity immediately following the Meeting, and to each other such director who may be duly appointed subsequent to the Meeting by the Company’s Board of Directors in 2020 (if any). For further information regarding the equity compensation grant, see Note 5 to the Company’s financial statements.

Management Fees to Controlling Shareholder

Further to Item 7B – Related (and Interested) Party Transactions - Management Fees to Controlling Shareholder, of the 2019 Annual Report on Form 20-F published on March 5, 2020, on May 7, 2020, the Audit & Accounting Committee examined the management services that were actually rendered in 2019 against the management fees paid in that year and concluded that the fees were reasonable.

Voluntary compensation reductions

In light of the COVID-19 pandemic's impact on the market and economy, and due to their personal commitment and sense of responsibility for the Company's support efforts towards our employees and the communities in which we operate, the Company's senior management members, the Company's members of the board which are entitled to receive compensation for their services as such (including the Company's external and independent directors), and the Company's controlling shareholder, Israel Corporation Ltd., have approached the Company, requesting to voluntarily reduce their pay for a period of 6 consecutive months, as follows: (1) a 10% reduction in the monthly salary of senior management team, including the Company's President & CEO, for the said period; and (2) a 10% reduction in the annual fixed and per meeting compensation paid to the said board members (3) a 10% reduction in the annual management fees paid to Israel Corp, pursuant to the management agreement therewith, respectively. On May 7, 2020 and May 11, 2020, the Company's HR & Compensation Committee and Board of Directors, respectively, accepted the said requests.

22 ICL Group Limited Q1 2020 Results

Risk Factors

Except as set forth below, in the three-month period ended March 31, 2020, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2019.

The COVID-19 outbreak has impacted and could in the future materially and adversely affect our financial condition and results of operations

In December 2019, a novel strain of coronavirus (COVID-19), was reported to have surfaced in Wuhan, China, resulting in shutdowns of manufacturing and commerce in the months that followed. In March 2020 the World Health Organization declared COVID-19 a pandemic. The COVID-19 has spread worldwide, including the United States and Europe, and has resulted in government authorities implementing numerous measures to prevent the spread, such as travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns, and has led to systemic slowdown in economic activity and depressed commodity prices (including oil prices).

The spread of the COVID-19 pandemic has caused us to modify our business practices (including implementing policies and procedures to protect our employees and adopting health and safety measures to allow for social distancing, as well as encouraging our office employees to work remotely), and we may take further actions as required by government authorities or that we determine are in the best interests of our employees, customers, partners and suppliers. For example, our potash mining operations in Spain were halted for approximately three weeks and has since been ramping back up; Polysulphate® mining activities in the UK were partially reduced; and some of our external contractors declared a force majeure that led us to suspend a few of our projects. There is no certainty that such measures will be sufficient to mitigate the risks posed by the pandemic. Furthermore, our ability to perform certain functions might be affected if we are required to take additional steps.

The COVID-19 pandemic had impacted our operations during the quarter but did not have a notable impact on financial results, as most of our products are contributing to fulfill essential needs of the world’s population.

Nevertheless, we expect a negative effect on our results during the second quarter of 2020, though the full effect of the pandemic on the global economy and our business is uncertain, and it may be difficult to assess or predict. The extent of the impact of the COVID-19 pandemic on our operational and financial performance, will depend on future developments, including, but not limited to:

•	The duration, severity and spread of the pandemic and the actions required by government authorities and other health organizations to contain the disease or treat its impact.

•	The duration and severity of the sustained global recession, and the uncertainty as to when the global economy will fully recover.

•
Significant disruption of global financial markets and credit markets, which may reduce our ability to access capital or our customers’ ability to pay us for past or future purchases, which could negatively affect our liquidity.

•	The possibility of temporary closures of our facilities or the facilities of our suppliers, customers, their contract manufacturers, and the possibility of certain industries shutting down.

•
Lower demand and/or pricing for our products and a potential global economic recession could lead to reduced demand in our end markets, particularly bromine compounds. In addition, the significant decline in crude oil prices and the current oil markets ability to absorb excess supplies and rebalance inventory is likely to result in a decreased demand for our clear brine fluids.

23 ICL Group Limited Q1 2020 Results

•	The ability of our suppliers, contractors and third-party providers to meet their obligations to us at previously anticipated costs and timelines without significant disruption.

•	Our ability to continue to meet the manufacturing and supply arrangements with our customers at previously anticipated costs and timelines without significant disruption.

•	The ability to purchase raw materials that we use to produce our products, due to shortages resulting from supply chain disruptions, quarantines, shelter-in-place orders and production shutdowns.

•	The possibility of additional outbreaks of the virus, or any possible recurrence of other similar types of pandemics, or any other widespread public health emergencies.

The global pandemic of COVID-19 continues to rapidly evolve, and we will continue to monitor the COVID-19 situation closely. The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. To the extent that the COVID-19 pandemic negatively impacts our business, results of operations, liquidity or financial condition, it may also have the effect of increasing many of the other risks described in the risk factors in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2019.

Legal Proceedings

For further information regarding legal proceedings and other contingencies, see Note 6 to the Company’s financial statements.

FORWARD-LOOKING STATEMENTS

This announcement contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate” and “potential”, among others.

Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

24 ICL Group Limited Q1 2020 Results

Loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to raise the water level in evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; ongoing COVID-19, which has impacted, and may continue to impact our sales, operating results and business operations by disrupting our ability to purchase raw materials, by negatively impacting the demand and pricing for some of our products, by disrupting our ability to sell and/or distribute products, impacting customers' ability to pay us for past or future purchases and/or temporarily closing our facilities or the facilities of our suppliers or customers and their contract manufacturers, or restricting our ability to travel to support our sites or our customers around the world; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our, or our service providers', information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem; volatility or crises in the financial markets; uncertainties surrounding the proposed withdrawal of the United Kingdom from the European Union; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; cost of compliance with environmental legislative and licensing restrictions; laws, regulations and physical impacts of climate change and greenhouse gas emissions; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the Company, its executives and Board members; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on March 5, 2020.

Forward‑looking statements speak only as at the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

This report for the first quarter of 2020 (hereinafter – ”the Quarterly Report”) should be read in conjunction with the Annual Report published by the Company on Form 20‑F as at and for the year ended December 31, 2019 (hereinafter – the “Annual Report”), including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the U.S. Securities and Exchange Commission. As part of the Quarterly Report, the Company updated the disclosures provided in the Annual Report, to the extent there were material developments since the publication date of the Annual Report, on March 5, 2020 and up to the publication date of the Quarterly Report.

25 ICL Group Limited Q1 2020 Results

Consolidated Financial Statements (Unaudited)

As at March 31, 2020

In Millions of U.S. Dollars

Condensed Consolidated Statements of Financial Position as at (Unaudited)

March 31, 2020	March 31, 2019	December 31, 2019
$ millions	$ millions	$ millions

Current assets
Cash and cash equivalents	434	103	95
Short-term investments and deposits	90	80	96
Trade receivables	939	1,071	778
Inventories	1,256	1,254	1,312
Other receivables	412	271	403
Total current assets	3,131	2,779	2,684

Non-current assets
Investments at fair value through other comprehensive income	100	201	111
Deferred tax assets	102	83	109
Property, plant and equipment	5,316	5,064	5,331
Intangible assets	652	664	652
Other non-current assets	247	326	286
Total non-current assets	6,417	6,338	6,489

Total assets	9,548	9,117	9,173

Current liabilities
Short-term credit	606	638	420
Trade payables	757	616	712
Provisions	43	36	42
Other current liabilities	637	649	587
Total current liabilities	2,043	1,939	1,761

Non-current liabilities
Long-term debt and debentures	2,353	2,072	2,181
Deferred tax liabilities	336	303	341
Long-term employee liabilities	522	524	575
Provisions	198	227	202
Other non-current liabilities	62	16	52
Total non-current liabilities	3,471	3,142	3,351

Total liabilities	5,514	5,081	5,112

Equity
Total shareholders’ equity	3,903	3,897	3,925
Non-controlling interests	131	139	136
Total equity	4,034	4,036	4,061

Total liabilities and equity	9,548	9,117	9,173

The accompanying notes are an integral part of these condensed consolidated financial statements.

27 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

For the three-month period ended		For the year ended
March 31, 2020	March 31, 2019	December 31, 2019
$ millions	$ millions	$ millions

Sales	1,319	1,415	5,271
Cost of sales	919	914	3,454

Gross profit	400	501	1,817

Selling, transport and marketing expenses	188	195	767
General and administrative expenses	64	63	254
Research and development expenses	14	13	50
Other expenses	2	16	30
Other income	-	(13)	(40)

Operating income	132	227	756

Finance expenses	73	79	220
Finance income	(21)	(44)	(91)

Finance expenses, net	52	35	129

Share in earnings of equity-accounted investees	1	-	1

Income before income taxes	81	192	628

Provision for income taxes	20	51	147

Net income	61	141	481

Net income attributable to the non-controlling interests	1	2	6

Net income attributable to the shareholders of the Company	60	139	475

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.05	0.11	0.37

Diluted earnings per share (in dollars)	0.05	0.11	0.37

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,279,647	1,278,283	1,278,950

Diluted (in thousands)	1,280,168	1,282,689	1,282,056

The accompanying notes are an integral part of these condensed consolidated financial statements.

28 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

For the three-month period ended		For the year ended
March 31, 2020	March 31, 2019	December 31, 2019
$ millions	$ millions	$ millions

Net income	61	141	481

Components of other comprehensive income that will be reclassified subsequently to net income
Currency translation differences	(64)	-	(20)
Change in fair value of cash flow hedges transferred to the statement of income	18	(16)	(38)
Effective portion of the change in fair value of cash flow hedges	(51)	20	42
Tax relating to items that will be reclassified subsequently to net income	8	(1)	(1)
	(89)	3	(17)

Components of other comprehensive income that will not be reclassified to net income
Net changes of investments at fair value through other comprehensive income	8	53	10
Actuarial gains (losses) from defined benefit plans	18	(14)	(75)
Tax relating to items that will not be reclassified to net income	(5)	(3)	10
	21	36	(55)

Total comprehensive income (loss)	(7)	180	409

Comprehensive income (loss) attributable to the non-controlling interests	(3)	5	4

Comprehensive income (loss) attributable to the shareholders of the Company	(4)	175	405

The accompanying notes are an integral part of these condensed consolidated financial statements.

29 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three-month period ended		For the year ended
March 31, 2020	March 31, 2019	December 31, 2019
$ millions	$ millions	$ millions

Cash flows from operating activities
Net income	61	141	481
Adjustments for:
Depreciation and amortization	118	111	443
Reversal of impairment losses on fixed assets	-	-	(10)
Exchange rate and interest expenses, net	31	54	153
Share in earnings of equity-accounted investees	(1)	-	(1)
Loss from divestiture of businesses	2	-	-
Capital gain	-	(12)	(12)
Share-based compensation	3	2	12
Deferred tax expenses	6	41	67
	159	196	652

Change in inventories	28	13	(72)
Change in trade receivables	(186)	(82)	199
Change in trade payables	71	(81)	(58)
Change in other receivables	(6)	25	5
Change in other payables	64	(40)	(194)
Change in employee benefits	(25)	1	(21)
Net change in operating assets and liabilities	(54)	(164)	(141)
Net cash provided by operating activities	166	173	992

Cash flows from investing activities
Proceeds (investments) in deposits, net	12	14	(2)
Business combinations, net of cash acquired	(27)	-	-
Purchases of property, plant and equipment and intangible assets	(139)	(131)	(576)
Dividends from equity-accounted investees	1	-	3
Proceeds from sale of property, plant and equipment	-	35	50
Net cash used in investing activities	(153)	(82)	(525)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(23)	(61)	(273)
Payments from transactions in derivatives used for hedging	(16)	-	-
Receipt of long-term debt	522	240	657
Repayment of long-term debt	(143)	(270)	(689)
Short-term credit from banks and others, net	(9)	(18)	(183)
Other	-	-	(2)
Net cash provided by (used in) financing activities	331	(109)	(490)

Net change in cash and cash equivalents	344	(18)	(23)
Cash and cash equivalents as at the beginning of the period	95	121	121
Net effect of currency translation on cash and cash equivalents	(5)	-	(3)
Cash and cash equivalents as at the end of the period	434	103	95

The accompanying notes are an integral part of these condensed consolidated financial statements.

30 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Cash Flows (Unaudited) (cont’d)

Additional Information

For the three-month period ended		For the year ended
March 31, 2020	March 31, 2019	December 31, 2019
$ millions	$ millions	$ millions

Income taxes paid, net of refunds	10	23	120
Interest paid	20	21	115

The accompanying notes are an integral part of these condensed consolidated financial statements.

31 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the three months period ended March 31, 2020
Balance as at January 1, 2020	546	198	(442)	3	(260)	3,880	3,925	136	4,061

Share-based compensation	-	1	-	2	-	-	3	-	3
Dividends	-	-	-	-	-	(23)	(23)	-	(23)
Divestiture of a subsidiary	-	-	2	-	-	-	2	(2)	-
Comprehensive loss	-	-	(60)	(17)	-	73	(4)	(3)	(7)
Balance as at March 31, 2020	546	199	(500)	(12)	(260)	3,930	3,903	131	4,034

The accompanying notes are an integral part of these condensed consolidated financial statements.

32 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the three-month period ended March 31, 2019
Balance as at January 1, 2019	546	193	(424)	(17)	(260)	3,743	3,781	134	3,915

Share-based compensation	-	-	-	2	-	-	2	-	2
Dividends	-	-	-	-	-	(61)	(61)	-	(61)
Comprehensive income	-	-	(3)	56	-	122	175	5	180
Balance as at March 31, 2019	546	193	(427)	41	(260)	3,804	3,897	139	4,036

The accompanying notes are an integral part of these condensed consolidated financial statements.

33 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-
							controlling	Total
							interests	equity
		Cumulative		Treasury		Total
Share	Share	translation	Capital	shares,	Retained	shareholders'
capital	premium	adjustments	reserves	at cost	earnings	equity
$ millions

For the year ended December 31, 2019
Balance as at January 1, 2019	546	193	(424)	(17)	(260)	3,743	3,781	134	3,915

Share-based compensation	-	5	-	7	-	-	12	-	12
Dividends	-	-	-	-	-	(273)	(273)	(2)	(275)
Comprehensive income	-	-	(18)	13	-	410	405	4	409
Balance as at December 31, 2019	546	198	(442)	3	(260)	3,880	3,925	136	4,061

The accompanying notes are an integral part of these condensed consolidated financial statements.

34 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2020 (Unaudited)

Note 1 – General

A.	The Reporting Entity

ICL Group Ltd. (hereinafter – the Company), is a company domiciled and incorporated in Israel. The Company's shares are traded on both the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE) under the ticker: ICL. The address of the Company’s registered headquarters is 23 Aranha St., Tel Aviv, Israel. The Company is a subsidiary of Israel Corporation Ltd., a public company traded on the TASE. The Company together with its subsidiaries, associated companies and joint ventures (hereinafter – the Group or ICL), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts certain minerals as raw materials and utilizes processing and product formulation technologies to add value to customers in two main end-markets: agriculture and Industrial (including food additives). ICL’s products are used mainly in the areas of agriculture, electronics, food, fuel and gas exploration, water purification and desalination, detergents, cosmetics, pharmaceuticals and automotive.

The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel vital interests.

B.	Material events in the reporting period

The worldwide spread of the COVID-19 pandemic has introduced significant business and economic uncertainty and volatility to global markets. Accordingly, at this time, there has been a decline in global economic activity, due, in part, to preventive measures being taken by the various governments around the world, the majority of which are still ongoing. The Company has taken actions to ensure the operation level and proper functioning of its facilities around the world and to minimize the potential impact on its business.

Manufacturing continues at the Company's sites around the world, including the Company's main plants in Israel. However, in view of the COVID-19 spread, the local authorities' guidelines and the Company's desire to protect the worker's health, especially in the underground mines in Spain and England, at the end of March 2020, the Company's operations in the mines in Spain and the construction of the ramp project were halted, and mining activities in England were partially reduced. During April 2020, the Company began to gradually ramp-up its operations in Spain. The extent of the damage due to cessation and/or reduction of such activities is not material to the Company's business.

The Company has a significant level of available liquidity, including cash and unused credit facilities. In January 2020, the Company issued long term bonds (series G) in the amount of approximately $110 million. As of March 31, 2020, the Company has approximately $524 million in cash and deposits and approximately $590 million in unutilized credit facilities.

35 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2020 (Unaudited)

Note 1 – General (cont'd)

B.	Material events in the reporting period (cont'd)

There is difficulty in assessing the future impacts of the COVID-19 pandemic on the Company's operations, among other factors, in light of the heightened volatility in the markets, the uncertainty regarding the duration of the pandemic, the extent of its intensity and effects on the markets in which the Company operates and additional countermeasures the governments and central banks may take.

Note 2 – Significant Accounting Policies

A.	Basis of Preparation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Reports on Form 20-F as at and for the year ended December 31, 2019 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

Except as described below, the accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

36 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2020 (Unaudited)

Note 3 - Operating Segments

A. General

1. Information on operating segments

ICL is a global specialty minerals and chemicals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model.

Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Innovative Ag Solutions.

Industrial Products – Industrial Products segment produces bromine out of a solution that is a by‑product of the potash production process in Sodom, Israel, as well as bromine‑based compounds. Industrial Products uses most of the bromine it produces for self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the Industrial Products segment produces several grades of salt, magnesium chloride and some other products. Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

Potash – The Potash segment produces and sells mainly potash, salt, Polysulphate®, magnesium and electricity. Potash is produced in Israel and Spain, using evaporation process to extract potash from the Dead Sea in Israel and conventional mining from an underground mine in Spain. In its Boulby mine in the UK, the Company produces Polysulphate®, which is composed of sulphur, potash, calcium and magnesium. The Company's FertilizerpluS product line is based mainly on Polysulphate®. The segment also includes magnesium activity under which it produces, markets and sells pure magnesium and magnesium alloys, and also produces chlorine and sylvinite. In addition, the segment sells salt produced in its potash and Polysulphate® underground mines in Spain and the UK, respectively. The Company has a power plant in Sodom, which supplies electricity to ICL companies in Israel (electricity surplus is sold to external customers) and steam to all facilities in the Sodom site.

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers.

Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel, while the fourth is situated in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are produced in facilities in Israel, China and Europe.

The Phosphate Solutions segment manufactures pure phosphoric acid by purifying green phosphoric acid. Pure phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value, such as phosphate salts and acids, for a wide range of food and industrial applications. Phosphate salts and acids are used in various industrial end markets, such as oral care, cleaning products, paints and coatings, water treatment, asphalt modification, construction, metal treatment and more. The segment's products for the food industry include functional food ingredients and phosphate additives, which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy, beverage and baked goods. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business and produces milk and whey proteins for the food ingredients industry.

37 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2020 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

1.  Information on operating segments (cont’d)

Innovative Ag Solutions – The Innovative Ag Solutions segment aims to achieve global leadership in specialty agriculture markets by enhancing its global positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Brazil, India and China, by leveraging its unique R&D capabilities, vast agronomic experience, global footprint, backward integration to potash and phosphate and chemistry know-how, as well as seeking M&A opportunities. ICL is working to expand its broad product portfolio of controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid).

The Innovative Ag Solutions segment develops, manufactures, markets and sells fertilizers that are based primarily on nitrogen, potash (potassium chloride) and phosphate. It produces water soluble specialty fertilizers in Belgium, liquid fertilizers and soluble fertilizers in Israel and Spain, and controlled‑release fertilizers in the Netherlands and the United States. ICL's specialty fertilizers business markets its products worldwide, mainly in Europe, Asia, North America, Brazil and Israel.

Other Activities – Business activities which include, among other things, ICL’s innovative arm, promoting innovation, developing new products and services, as well as digital platforms and technological solutions for farmers and agronomists. These activities are not presented as reportable segments, since they do not meet the required quantitative thresholds.

2. Segment capital investments

The capital investments made by the segments, for each of the reporting periods, include mainly property, plant and equipment, as well as intangible assets acquired in the ordinary course of business and as part of business combinations.

3. Inter–segment transfers and unallocated income (expenses)

Segment's revenue, expenses and results include inter-segment transfers, which are based on transaction's prices in the ordinary course of business. This being aligned with the reports that are regularly reviewed by the Chief Operating Decision Maker. The inter-segment transfers are eliminated as part of financial statements consolidation process.

38 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2020 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three months period ended March 31, 2020

Sales to external parties	361	271	483	196	8	-	1,319
Inter-segment sales	3	43	19	3	-	(68)	-
Total sales	364	314	502	199	8	(68)	1,319

Segment profit	103	14	9	14	-	(8)	132
Operating income							132

Financing expenses, net							(52)
Share in earnings of equity-accounted investees							1
Income before income taxes							81

Capital expenditures as part of business combination	-	-	-	-	27	-	27
Capital expenditures	21	61	61	3	4	1	151

Depreciation, amortization and impairment	17	39	49	5	7	1	118

39 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2020 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended March 31, 2019

Sales to external parties	347	346	514	199	9	-	1,415
Inter-segment sales	3	38	23	6	-	(70)	-
Total sales	350	384	537	205	9	(70)	1,415

Segment profit	97	79	35	13	13	4	241
Other expenses not allocated to the segments							(14)
Operating income							227

Financing expenses, net							(35)
Income before income taxes							192

Implementation of IFRS 16	6	95	103	7	86	9	306
Capital expenditures	13	64	40	4	-	2	123

Depreciation, amortization and impairment	16	39	43	5	6	2	111

40 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2020 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2019

Sales to external parties	1,307	1,330	1,901	699	34	-	5,271
Inter-segment sales	11	164	79	18	3	(275)	-
Total sales	1,318	1,494	1,980	717	37	(275)	5,271

Segment profit	338	289	100	21	19	(7)	760
Other expenses not allocated to the segments							(4)
Operating income							756

Financing expenses, net							(129)
Share in earnings of equity-accounted investees							1
Income before income taxes							628

Implementation of IFRS 16	8	95	113	9	105	9	339
Capital expenditures	66	383	213	21	4	6	693

Depreciation, amortization and impairment	67	149	177	21	22	(3)	433

41 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2020 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

1-3/2020		1-3/2019		1-12/2019
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

USA	232	18	245	17	840	16
China	141	11	205	14	802	15
United Kingdom	116	9	122	9	347	7
Germany	101	8	100	7	334	6
Brazil	94	7	98	7	581	11
Spain	72	5	73	5	249	5
France	65	5	59	4	257	5
Israel	59	4	54	4	241	5
India	48	4	43	3	178	3
Italy	37	3	35	2	116	2
All other	354	26	381	28	1,326	25
Total	1,319	100	1,415	100	5,271	100

42 ICL Group Limited Quarterly Report

 Notes to the condensed consolidated interim financial statements as at March 31, 2020 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three months period ended March 31, 2020
Europe	127	148	188	107	8	(18)	560
Asia	106	65	108	32	-	(3)	308
North America	107	19	98	26	-	(1)	249
South America	11	34	62	5	-	-	112
Rest of the world	13	48	46	29	-	(46)	90
Total	364	314	502	199	8	(68)	1,319

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended March 31, 2019
Europe	135	137	202	113	8	(19)	576
Asia	99	121	123	30	-	(5)	368
North America	91	46	97	28	-	-	262
South America	10	35	67	5	-	-	117
Rest of the world	15	45	48	29	1	(46)	92
Total	350	384	537	205	9	(70)	1,415

43 ICL Group Limited Quarterly Report

 Notes to the condensed consolidated interim financial statements as at March 31, 2020 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2019
Europe	469	422	712	336	31	(85)	1,885
Asia	399	470	447	118	1	(12)	1,423
North America	353	95	370	95	-	(3)	910
South America	56	327	263	23	-	(1)	668
Rest of the world	41	180	188	145	5	(174)	385
Total	1,318	1,494	1,980	717	37	(275)	5,271

44 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2020 (Unaudited)

Note 4 - Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts in the books of certain financial assets and financial liabilities, including cash and cash equivalents, investments, short-term deposits and loans, receivables and other debit balances, long-term investments and receivables, short-term credit, payables and other credit balances, long-term loans bearing variable interest and other liabilities, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the carrying amount and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

March 31, 2020		March 31, 2019		December 31, 2019
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions

Loans bearing fixed interest	72	78	199	206	74	82

Debentures bearing fixed interest
Marketable	1,339	1,412	1,224	1,287	1,237	1,395
Non-marketable	277	283	278	278	281	293
	1,688	1,773	1,701	1,771	1,592	1,770

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured by fair value, using the valuation method.

The following levels were defined:

Level 1: Quoted (unadjusted) prices in an active market for identical instruments

Level 2: Observed data (directly or indirectly) not included in Level 1 above.

Level 1	March 31, 2020	March 31, 2019	December 31, 2019
	$ millions	$ millions	$ millions

Investments at fair value through other comprehensive income (1)	146	201	151

Level 2	March 31, 2020	March 31, 2019	December 31, 2019
	$ millions	$ millions	$ millions

Derivatives used for economic hedging, net	(35)	(1)	(3)
Derivatives used for accounting hedging, net	23	33	57
	(12)	32	54

(1)
During the first quarter of 2020, the Company sold about 14.3 million of its shares in YYTH for a consideration of $11 million. As at March 31, 2020, the remaining balance of the investment is $146 million, representing about 13% of YYTH's share capital.

45 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2020 (Unaudited)

Note 4 - Financial Instruments and Risk Management (cont'd)

C. Foreign currency risks

The Company is exposed to changes in the exchange rate of the shekel against the dollar in respect of principal and interest in certain debentures and loans. The Company's risk management strategy is to hedge the changes in cash flows deriving from liabilities in shekels by using derivatives. These exposures are hedged from time to time, according to the assessment of the exposure and inherent risks against which the Company chooses to hedge, in accordance with the Company's risk management strategy.

In view of the above, In January 2020, the Company designated several swap contracts for accounting hedge. These transactions, which include principal and interest of Series G debentures, entitle the Company to receive fixed shekel interest against a liability to pay dollar interest at a fixed rate. For further information relating to Series G debentures, see note 14 to the Annual Financial Statements. The Company designated the spot component of the exchange rate swap contracts for hedging the currency risk in the cash flows of the said debt balances. The Company applies a 1: 1 hedging ratio. The main source of potential ineffectiveness in these hedging ratios is the effect of the Company's and counterparty's credit risk on the fair value of the swap contracts. As at the date of the hedge transaction, the total balance of the hedged instruments amounted to about $110 million.

46 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2020 (Unaudited)

Note 5 – Long Term Compensation Plans and Dividend Distributions

A.	Share based payments

Restricted shares

On November 3, 2019, March 4, 2020 and April 23, 2020 the Company’s HR & Compensation Committee, the Board of Directors and the Company's shareholders, respectively, approved an equity grant for 2020 in the form of restricted shares, to directors who serve from time to time (excluding directors whom are officeholders in Israel Corporation Ltd.), in a value per grant of ILS 310,000 ($87,152).

Grant date	Employees entitled	Number of instruments (thousands)	Vesting conditions (*)	Instrument terms	Additional Information	Fair value at the grant date (Millions)
April 23, 2020	ICL’s Directors (excluding directors whom are officeholders in Israel Corporation Ltd.)	177	3 equal tranches: (1) one third at January 1, 2021 (2) one third at January 1, 2022 (3) one third at January 1,2023	An issuance for no consideration, under the amended 2014 Equity Compensation Plan	The value of the restricted shares was determined according to the closing price on the TASE on the most recent trading day preceding the Grant Date (the approval date of the General Meeting).	0.6

(*) Vesting of the Restricted Shares would fully accelerate if the holder ceases to serve as a director of the Company, unless he/she ceased to hold office due to those certain circumstances regarding early termination of office or imposition of enforcement measures, as set forth in Sections 231-232a and 233(2) of the Israeli Companies Law.

B.	Dividend Distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)
February 12, 2020	March 18, 2020	23	0.02
May 11, 2020 (after the date of the report)*	June 17, 2020	30	0.02

* The dividend will be distributed on June 17, 2020, with a record date for eligibility for the dividend of June 3, 2020.

47 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2020 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters

1.
Note 19 in the Company’s Annual Report for 2019 provides disclosure regarding the challenges faced by the Rotem phosphate mining and production operations in Israel. The Company is in discussions with the relevant authorities, inter alia due to the COVID-19 pandemic, to obtain the permits and approvals required, as well as regarding the timing of significant mandatory environmental related investments. In addition, it is increasing its efforts to accelerate discussions with the State of Israel regarding decision making on future phosphate rock sources, to secure long-term certainty for Rotem.

The Company believes that it is more likely than not that the said approvals and permits will be granted within a timeframe, which will not materially impact the Company's results. Nevertheless, there is no certainty as to the receipt of such approvals and permits and/or the date of their receipt. The Company is examining the alternatives available to it regarding the operation of the Rotem plant in Israel, including the possibilities of a partial or temporary shut‑down.

As at March 31, 2020, Rotem employs more than 1,500 people, and the overall book value of its property, plant and equipment amounts to about $800 million.

2.
Note 19 to the Annual Financial Statements provides disclosure regarding DSW's concession including a reference to section 24(b) of the Supplement to the Concession Law, which discusses the approval manner of capital investments made commencing April 2020 until the end of the concession period. In March 2020, a work procedure was signed between the Company and the Israeli Government for the purpose of implementing section 24(b). The procedure determines, among other things, the manner of examining new investments and their approval process. In addition, the procedure determines the Company's commitment to invest in fixed assets, including for preservation and infrastructure, and in ongoing maintenance of the facilities in the concession area (for the period starting 2026) and the Company's commitment to continue production of potassium chloride and elementary bromine (for the period starting 2028), all subject to the conditions specified in the procedure. Such commitments do not change the way the Company currently operates.

3.
Note 19 to the Annual Financial Statements provides disclosure relating the Israeli Court for Water Matters' decision to regulate the water pumping activity by means of a production license as defined in the Water Law and not through the Water Authority's directive, under which the Company operates today. In March 2020, the Water Authority granted a production license until the end of 2020. The production license includes provisions which are not significantly different from the Water Authority's directive, under which the Company operates today.

4.
Note 19 to the Annual Financial Statements provides disclosure relating an application for certification of a class action from July 2018 for allegedly exploiting the monopolistic position of the Company and its subsidiaries, Rotem Amfert Israel and Fertilizers and Chemicals Ltd. (jointly hereinafter – the Defendants), to charge consumers in Israel excessive and unfair prices for products classified as "solid phosphate fertilizer" between 2011 and 2018, contrary to the provisions of the Restrictive Trade Practices Law. In March 2020, the central district court granted the Defendants' a motion for delay in proceedings, until a decision is made by the Supreme Court in similar proceedings implicating the said case.

48 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at March 31, 2020 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters (cont'd)

5.
Note 19 to the Annual Financial Statements provides disclosure relating the Company process to promote the plan for mining phosphates in Barir field, which is located in the southern part of the South Zohar deposit in the Negev Desert and relating the Supreme Court's decision from February 2019 to grant a conditional order instructing the Respondents to show cause as to why the Plan should not be returned to the National Council for discussion, considering no methodology was determined for examining health effects and no potential health impact document was presented to the National Council. Following several delays, in March 2020, the Supreme Court granted the State's request for an additional extension to file an update notice on its behalf until June 4, 2020, 7 days before the next hearing on the petition which is scheduled on June 11, 2020.

6.
Note 19 to the Annual Financial Statements provides disclosure relating the agreement with Energean to supply natural gas (NG) and its announcement, from February 2020, of potential delays in supplying NG due to possible impacts on its production as a result of the COVID-19 outbreak, which was issued under the "Force Majeure" section. In March and April 2020, updates were received from Energean, according to which it estimates that the gas supply can be carried out in accordance with the contract commitment, during the second quarter of 2021.

7.
As part of the Company's strategy to divest low synergy businesses and non-core business activities, in April 2020, the Company entered into an agreement with Solina Corporate SAS to sell Hagesüd Interspice Gewürzwerke GmbH's, including related real-estate assets. The closing date of the transaction is expected to occur during the second quarter of 2020. As at March 31, 2020, the net book value of the assets is about $36 million. No material impact on the Company's financial statements is expected from the said transaction.

8.
Note 16 to the Annual Financial Statements provides disclosure regarding disputes with the Belgium tax authorities regarding the eligibility to recognize a notion deduction on the Company's capital in 2010-2015. In March 2020, a favorable decision was received from the Court of Appeals, denying the Belgium tax authority's appeal also for the years 2011-2015 under the stipulation that the Company had acted legally.

49 ICL Group Limited Quarterly Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: May 12, 2020